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                              June 3, 2024

       Jeffrey Bird
       Chief Executive Officer
       Dril-Quip, Inc.
       2050 West Sam Houston Parkway S., Suite 1100
       Houston, TX 77042

                                                        Re: Dril-Quip, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 1, 2024
                                                            File No. 333-279048

       Dear Jeffrey Bird:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       The Mergers
       Opinion of Dril-Quip's Financial Advisor, page 103

   1.                                                   You disclose that,
during the approximate two-year period prior to the date of Citi   s
                                                        opinion, Citi and its
affiliates provided investment banking, commercial banking and other similar financial
services to Innovex and/or certain of its affiliates. Please revise to describe and quantify
all compensation paid to Citi by Innovex or its affiliates as a result of their material
relationship. Refer to Item 1015(b)(4) of Regulation M-A.
       Unaudited Pro Forma Condensed Combined Statement of Operations, page 202

   2. Please revise your cost of sales caption to note that the amounts are presented exclusive of depreciation and
amortization shown below.
 Jeffrey Bird
FirstName   LastNameJeffrey Bird
Dril-Quip, Inc.
Comapany
June  3, 2024NameDril-Quip, Inc.
June 3,
Page  2 2024 Page 2
FirstName LastName
Notes to the unaudited pro forma condensed combined financial statements Transaction Accounting Adjustments, page 209

3. We note that you recorded Gain on bargain purchase in the amount of $185.7M. Please fully explain to us how you determined the fair value of the property, plant and equipment of Dril-Quip. Please specifically address why the gain on bargain purchase you recognized was so significant relative to the purchase price. Describe to us, in sufficient detail, the reassessment you performed pursuant to ASC 805-30-25-4 before recognizing the gain on bargain purchase.
Index to Innovex's financial statements, page F-1

4. Please revise your registration statement to include updated Innovex's financial statements and related disclosures in accordance with Rule 3-12 of Regulation
S-X.
Innovex Downhole Solutions, Inc.'s financial statements
Notes to Consolidated Financial Statements
Equity Method Investment, page F-12

5. Please tell us how you considered the disclosures required by ASC 323-10-50-3(c). In addition, please revise to include your policy on presenting distributions received from the equity method investments in your consolidated statements of cash flows. We refer you to
         ASC 230-10-45-21D and 235-10- 50-1 to 50-6.
Lease, page F-24

6. We note from your disclosure on page F-25 that the weighted-average discount rate used for finance leases is 6.20% and 5.04%, and the weighted-average discount rate used for operating leases is 5.27% and 3.46% for years ended December 31, 2023 and 2022, respectively. Please provide us with additional details regarding how you determined or calculated the weighted-average discount rates for each class of your leases as a lessee. In this regard, please clarify whether you are utilizing a risk-free discount rate for the leases instead of your incremental borrowing rate. Refer to ASC 842-20-30-3. Jeffrey Bird
FirstName   LastNameJeffrey Bird
Dril-Quip, Inc.
Comapany
June  3, 2024NameDril-Quip, Inc.
June 3,
Page  3 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Gerry Spedale